SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2014

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2014 as follows:

•	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

•	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS Wertmanagement” on page 2 hereof to the “Recent Developments—FMS Wertmanagement” section; and

•

Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany” section with the text under the caption “Recent Developments—The Federal Republic of Germany” on pages 3 to 6 hereof.

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated August 20, 2014 and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

ii.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from June 2015 through September 2015 (through September 18, 2015), as reported by the Federal Reserve Bank of New York.

2015	High	Low
June	1.1404	1.0913
July	1.1150	1.0848
August	1.1580	1.0868
September (through September 18, 2015)	1.1358	1.1104

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

FMS Wertmanagement’s Results for the Six Months Ended June 30, 2015

FMS-WM is not required to publish interim financial statements in conformity with German GAAP. Nevertheless, FMS-WM does prepare selected interim financial information for the six months ended June 30 in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2015.

In the six months ended June 30, 2015, FMS-WM further reduced the nominal value of its portfolio by 3.7% from EUR 106.3 billion as of December 31, 2014 to EUR 102.4 billion as of June 30, 2015. The portfolio reduction of EUR 3.9 billion in the six months ended June 30, 2015 was due to favorable market conditions in certain regions during this period. Since the portfolio was transferred from the HRE Group effective October 1, 2010, an aggregate amount of EUR 73.3 billion, or 41.7%, of the portfolio has been wound up.

FMS-WM’s results from ordinary activities decreased from a profit of EUR 376 million in the six months ended June 30, 2014 to a profit of EUR 331 million in the six months ended June 30, 2015. After tax, the profit for the six months ended June 30, 2015 was EUR 262 million, compared to EUR 331 million for the six months ended June 30, 2014. Net interest income decreased by 5.1% from EUR 277 million in the six months ended June 30, 2014 to EUR 263 million in the six months ended June 30, 2015, due in particular to the continued unwinding of the portfolio. Net commission income, which was largely comprised of commission income from the lending and derivatives business, increased from EUR 31 million in the six months ended June 30, 2014 to EUR 38 million in the six months ended June 30, 2015.

General and administrative expenses decreased from EUR 119 million in the six months ended June 30, 2014 to EUR 103 million in the six months ended June 30, 2015, which included service fees of EUR 71 million, compared to EUR 64 million for the six months ended June 30, 2014. The decline in administrative expenses was primarily due to lower legal and consulting costs. Risk provisions for the lending business and net income from investments in the securities business decreased from EUR 198 million in the six months ended June 30, 2014 to EUR 182 million in the six months ended June 30, 2015. This positive balance was primarily attributable to favorable market trends and associated reversals of valuation allowances as well as sales successes.

FMS-WM’s total assets decreased by EUR 6.8 billion, or 3.7%, from EUR 183.6 billion as of December 31, 2014 to EUR 176.8 billion as of June 30, 2015. The volume of funding raised in the capital markets for the six months ended June 30, 2015 was EUR 8.3 billion compared to EUR 7.0 billion for the six months ended June 30, 2014.

At Depfa Bank plc, which FMS-WM acquired in December 2014, the loss before taxes decreased from EUR 101 million as of June 30, 2014 to EUR 61 million as of June 30, 2015.

Other Recent Developments

With effect from July 1, 2015, the German Federal Agency for Financial Market Stabilization (Bundesanstalt für Finanzmarktstabilisierung, FMSA) appointed Dr. Tammo Diemer to the Supervisory Board of FMS-WM. Outside of FMS-WM, Dr. Diemer is the managing director of Federal Republic of Germany—Finance Agency (Bundesrepublik Deutschland—Finanzagentur GmbH). Dr. Diemer succeeds Dr. Andreas Ricker, who had joined the Supervisory Board of FMS-WM in August 2010.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2014	-0.1	1.4
3rd quarter 2014	0.2	1.1
4th quarter 2014	0.6	1.4
1st quarter 2015	0.3	1.1
2nd quarter 2015	0.4	1.6

(1)	Adjustment for seasonal and calendar effects according to the Census X-12-ARIMA method.

Germany’s gross domestic product (“GDP”) increased by 0.4% after price, seasonal and calendar adjustments in the second quarter of 2015 compared to the first quarter of 2015. Compared to the previous quarter, positive contributions mainly came from foreign trade. According to provisional calculations, exports of goods and services increased much more than imports, due in part to the weak euro. In addition, the final consumption expenditure of households increased over the previous quarter, as did government final consumption expenditure. However, fixed capital formation decreased compared with the first quarter of 2015, especially in construction. Inventories also decreased markedly over the previous quarter.

In a year-on-year comparison, the German economy recorded positive growth. GDP in the second quarter of 2015 increased by 1.6% in price and calendar-adjusted terms, following an increase of 1.1% in the first quarter of 2015.

Source: Statistisches Bundesamt, Detailed gross domestic product results for the 2nd quarter of 2015, press release of August 25, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/08/PE15_305_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on previous month	Percentage change on the same month in previous year
August 2014	0.0	0.8
September 2014	0.0	0.8
October 2014	-0.3	0.8
November 2014	0.0	0.6
December 2014	0.0	0.2
January 2015	-1.0	-0.3
February 2015	0.9	0.1
March 2015	0.5	0.3
April 2015	0.0	0.5
May 2015	0.1	0.7
June 2015	-0.1	0.3
July 2015	0.2	0.2
August 2015	0.0	0.2

In August 2015, consumer prices in Germany rose by 0.2% compared to August 2014. The low inflation rate in July 2015 was mainly due to a 7.6% decrease in energy prices. Most notably, prices for heating oil and motor fuels decreased by 27.6% and 9.5%, respectively, compared to the corresponding period in 2014. Excluding the prices of energy products, the inflation rate in August 2015 compared to August 2014 would have been 1.1%.

Food prices increased by 0.8% in August 2015 compared to August 2014. Overall, the prices of goods decreased by 0.9% in August 2015 compared to August 2014, mainly as a result of the decrease in energy prices. By contrast, prices for services increased by 1.2% in August 2015 compared to August 2014, due mainly to a 1.1% increase in net rents exclusive of heating expenses.

Compared to July 2015, the consumer price index remained unchanged in August 2015. Due especially to seasonal factors, prices for clothing increased by 4.2%. Overall, energy prices decreased by 2.1% from July 2015 to August 2015. Prices for food decreased by 0.3% in August 2015 compared to July 2015.

Source: Statistisches Bundesamt, Consumer prices in August 2015: +0.2% on August 2014, press release of September 11, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/09/PE15_335_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
July 2014	4.7	5.0
August 2014	5.0	5.0
September 2014	4.9	5.0
October 2014	4.8	5.0
November 2014	5.0	4.9
December 2014	4.5	4.9
January 2015	4.9	4.8
February 2015	5.3	4.8
March 2015	4.8	4.8
April 2015	4.9	4.8
May 2015	4.6	4.7
June 2015	4.6	4.7
July 2015	4.6	4.7

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 156,000 persons, or 0.4%, from July 2014 to July 2015. Compared to June 2015, the number of employed persons in July 2015 increased by approximately 28,000, after adjustment for seasonal fluctuations.

In July 2015, the number of unemployed persons decreased by approximately 13,000, or 0.5%, compared to July 2014. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in July 2015 decreased by 0.5% to 1.97 million compared to June 2015.

Sources: Statistisches Bundesamt, Employment continued to increase slightly in July 2015, press release of September 1, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/09/PE15_317_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Tabelle 13231 0001, Erwerbslose, Erwerbstätige, Erwerbspersonen, Erwerbslosenquote: Deutschland, Monate, Original- und bereinigte Daten (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to July 2015	January to July 2014
Trade in goods, including supplementary trade items	155.6	131.0
Services	-21.4	-21.0
Primary income	29.0	29.3
Secondary income	-25.7	-24.8

Current account	137.5	114.5

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in July 2015: +6.2% on July 2014, press release of September 8, 2015 (https://www.destatis.de/EN/PressServices/Press/pr/2015/09/PE15_327_51.html).

Other Recent Developments

Financial Assistance to Euro Area Member States

An agreement between Greece and the European institutions, with input from the International Monetary Fund (“IMF”), on the policy conditionality underlying a new economic adjustment program from the European Stability Mechanism (“ESM”) was reached on August 14, 2015. The program will cover an amount of up to EUR 86 billion, including a buffer of up to EUR 25 billion for the banking sector.

Source: Council of the European Union, Eurogroup statement on the ESM programme for Greece, press release of August 14, 2015 (http://www.consilium.europa.eu/en/press/press-releases/2015/08/14-eurogroup-statement).

In July 2015, the sixth review mission for Cyprus’s economic adjustment program was successfully concluded, unlocking the disbursement of a further EUR 100 million by the European Stability Mechanism and EUR 278.4 million by the International Monetary Fund.

Sources: International Monetary Fund, IMF Completes Fifth, Sixth, and Seventh Reviews of Cyprus’ EFF and Approves €278.4 Million Disbursement, press release of June 19, 2015 (http://www.imf.org/external/np/sec/pr/2015/pr15287.htm); European Commission, Economic and Financial Affairs, Financial Assistance in EU Member States, Cyprus (http://ec.europa.eu/economy_finance/assistance_eu_ms/cyprus/index_en.htm).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/S/ TIM ARMBRUSTER
Name:	Tim Armbruster
Title:	Head of Treasury

By:	/S/ JENS REMMERS
Name:	Jens Remmers
Title:	Head of Investor Relations

Date: September 22, 2015